                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549



                                   FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1995



        COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                            (Full title of the Plan)



                              CERIDIAN CORPORATION
                             8100 34th Avenue South
                             Minneapolis, MN  55425

                    (Name and address of principal executive
                  office of the issuer of the securities held
                             pursuant to the Plan)

                            COMDATA HOLDINGS CORPORATION

                         401(K) SAVINGS AND RETIREMENT PLAN

                         FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1995 AND 1994


                                  TABLE OF CONTENTS

          INDEPENDENT AUDITORS' REPORT                               1

          INDEPENDENT PUBLIC ACCOUNTANTS' REPORT                     2

          FINANCIAL STATEMENTS

            Statement of Net Assets Available for Benefits with
             Fund Information as of December 31, 1995                3

            Statement of Net Assets Available for Benefits with
             Fund Information as of  December 31, 1994               4

            Statement of Changes in Net Assets Available for
             Benefits with Fund Information for the Year Ended
             December 31, 1995                                       5

          NOTES TO FINANCIAL STATEMENTS                              6

          SUPPLEMENTAL SCHEDULES

            Schedule I:  Item 27a - Schedule of Assets Held for
                         Investment Purposes-December 31, 1995      11

            Schedule II: Item 27d - Schedule of Reportable
                         Transactions for the Year Ended
                         December 31, 1995                          12

          SIGNATURE                                                 13

          EXHIBITS

            Exhibit Index                                           14

            Exhibit 23.01 - Consent of Independent Auditors         15

            Exhibit 23.02 - Consent of Independent Public
                            Accountants                             16

                            INDEPENDENT AUDITORS' REPORT

          The Plan Administrator and
          the Board of Directors of
          Comdata Holdings Corporation:

          We have audited the accompanying statement of net assets available for benefits with fund information of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

          Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the 1995 statement of net assets available for benefits and the 1995 statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The 1995 supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/KPMG Peat Marwick
          Minneapolis, Minnesota
          July 11, 1996

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To the Administrator of the
          Comdata Holdings Corporation 401(K)
          Retirement Plan:


          We have audited the accompanying statement of net assets available for benefits with fund information of the COMDATA HOLDINGS CORPORATION 401(K) RETIREMENT PLAN as of December 31, 1994. This financial statement is the responsibility of the Plan Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the statement of net assets available for benefits with fund information referred to above, presents fairly, in all material respects, the net assets of the Plan as of December 31, 1994, in conformity with generally accepted accounting principles.

          Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits for each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

                                             /s/Arthur Andersen LLP


          Nashville, Tennessee
          July 10, 1996


                       COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                              DECEMBER 31, 1995


                                                           Money      Asset
                                               Equity     Market   Management    Bond      Loan      Total
                                  Stock Fund Index Fund    Fund       Fund       Fund      Fund      Funds
     Investments
        Ceridian Corporation
         Common Stock            $4,435,018  $       --  $      -- $       --  $     --  $     -- $4,435,018
        Bankers Trust Funds                   1,404,962    492,755  1,577,211   924,953            4,399,881
        Loans Receivable from
         Participants                                                                     112,672    112,672
     Total Investments            4,435,018   1,404,962    492,755  1,577,211   924,953   112,672  8,947,571


     Receivables
        Employer Contributions       16,160                                                           16,160
        Employee Contributions        8,304      14,640      3,885     13,206     4,710               44,745
     Total Receivables               24,464      14,640      3,885     13,206     4,710        --     60,905

     Total Assets                 4,459,482   1,419,602    496,640  1,590,417   929,663   112,672  9,008,476

     Employee Contributions
      Refundable                   (109,825)    (74,980)   (14,790)   (43,877)  (13,479)            (256,951)

     Net Assets Available
      for Benefits               $4,349,657  $1,344,622  $ 481,850 $1,546,540  $916,184  $112,672 $8,751,525

     See accompanying notes to financial statements.

                                                   - 3 -

                       COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                              DECEMBER 31, 1994


                                                 Equity     Money      Asset
                                                  Index     Market   Management   Bond     Loan      Total
                                    Stock Fund    Fund       Fund       Fund      Fund     Fund      Funds
     Investments
        Comdata Corporation Common
          Stock                     $1,517,714  $     --  $     --  $       --  $     --  $    -- $1,517,714
        Bankers Trust Funds                      831,338   371,712   1,544,921   862,077           3,610,048
        Loans Receivable from
          Participants                                                                     94,778     94,778
     Total Investments               1,517,714   831,338   371,712   1,544,921   862,077   94,778  5,222,540

     Receivables
        Employer Contributions         339,353                                                       339,353
        Employee Contributions           7,415    10,395     7,048      13,422     5,381              43,661
     Total Receivables                 346,768    10,395     7,048      13,422     5,381             383,014


     Total Assets                    1,864,482   841,733   378,760   1,558,343   867,458   94,778  5,605,554

     Employee Contributions
        Refundable                     (42,492)  (25,911)  (19,194)    (66,046)  (11,059)           (164,702)

     Transfers Due (To) From Other
        Funds                           95,733   (11,087)   (5,681)    (56,416)  (22,549)                 --

     Net Assets Available
        for Benefits                $1,917,723  $804,735  $353,885  $1,435,881  $833,850  $94,778 $5,440,852


     See accompanying notes to financial statements.


                                                   - 4 -




                       COMDATA HOLDINGS CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                         Money       Asset
                                             Equity      Market   Management     Bond      Loan      Total
                                Stock Fund Index Fund     Fund       Fund        Fund      Fund      Funds

     Participant Contributions  $   97,553  $ 278,298  $127,066   $  310,113   $129,353  $        $  942,383
     Employer Contributions        406,160                                                           406,160
     Net Change in Fair Value
       Including Realized
       Gain (Loss)               2,253,849    351,900                344,247    130,676            3,080,672
     Investment Income               3,028        192    22,494          199        143     3,935     29,991

     Total Additions             2,760,590    630,390   149,560      654,559    260,172     3,935  4,459,206

     Withdrawals by
       Participants                445,777    166,815    55,105      411,279    167,052            1,246,028

     Net Increase Prior to
       Transfers                 2,314,813    463,575    94,455      243,280     93,120     3,935  3,213,178
     Net Transfers From Other
       Plans                        20,109      8,346    46,861       16,949      5,230               97,495
     Interfund Transfers            97,012     67,966   (13,351)    (149,570)   (16,016)   13,959       --

     Increase in Net Assets
       Available for Benefits    2,431,934    539,887   127,965      110,659     82,334    17,894  3,310,673

     Net Assets Available for
       Benefits:
     Beginning of Year           1,917,723    804,735   353,885    1,435,881    833,850    94,778  5,440,852

     End of Year                $4,349,657 $1,344,622  $481,850   $1,546,540  $916,184   $112,672 $8,751,525


     See accompanying notes to financial statements.


                                                   - 5 -

                            COMDATA HOLDINGS CORPORATION

                         401(K) SAVINGS AND RETIREMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1995 AND 1994



          1. PLAN DESCRIPTION

             The following description of the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

             Purpose of the Plan

             The Plan is a defined contribution plan established January 1, 1988 to provide retirement benefits for employees of Comdata Holdings Corporation ("Comdata") and its U.S. subsidiaries (collectively, the "Company"). All employees of the Company who are 21 years of age and have completed one year of service, as defined, are eligible to participate.
             The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

             Contributions

             Participants may contribute up to 20% of their annual compensation to the Plan up to a maximum of $9,240 for calendar years 1995 and 1994. These contributions are considered income tax deferred in accordance with the Internal Revenue Code ("IRC").

             The Company provides a matching contribution equal to 100% of the first $100 of participant contributions and 50% of participant contributions over $100, up to 3% of compensation, as defined. Additionally, the Company may make a discretionary contribution to the Plan on behalf of each participant who has been credited with at least 1,000 hours of employment during the most recent plan year and was employed by the Company on the last day of that plan year in an amount not to exceed the percentage of such participant's compensation as may be approved by the Company's Board of Directors. The Board approved and the Company made a discretionary contribution of $90,000 in 1995 for the 1994 plan year.

             Vesting

             Participants are fully vested in their contributions and the earnings thereon. Vesting in employer contributions begins after one year of service, as defined, at a rate of 20% annually. The participant is fully vested after five years. In the event of death or disability, a participant becomes 100% vested and the balance will be paid to the participant or beneficiary.

             The non-vested portion of a participant's account is held separately until a break in employment service occurs. If the participant is not rehired at the end of the plan year in which the participant has five consecutive one-year breaks in employment, the non-vested portion of the participant's account is forfeited and used to augment Company matching contributions.

             Benefits

             Upon termination of service due to death, disability, retirement or termination of employment, participants or their designated beneficiaries may elect to receive an amount equal to the value of the vested interest in their account. Additionally, participants or their designated beneficiaries may withdraw their vested account balances at any time on or after the age of 59 1/2. Under the Plan, participants may chose among various forms of payment: lump-sum (in cash and/or stock), time period installments or level dollar installments. The installment forms of payment are limited to a twenty year period with periodic payments not less than $50 each.

             Participant Accounts

             Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income.

             Investment Options

             The Plan provides five investment options, one of which is an employer Stock Fund and the other four bank pooled funds, which are managed by Bankers Trust of New York. Participants may direct their contributions and related earnings into the five investment options in 10% increments and may change their investment elections quarterly. As a result of the acquisition of Comdata by Ceridian Corporation ("Ceridian") on December 12, 1995, the shares of Comdata common stock held in the Stock Fund on that date were converted to shares of Ceridian common stock at the exchange ratio of 0.57 of a share of Ceridian stock for each share of Comdata stock. All contributions to the Stock Fund subsequent to this date have been invested in Ceridian common stock. Under the Plan, employer matching contributions are invested only in the Stock Fund. Participants may not direct the investment of employer matching contributions. A description of each investment option is provided on the following page.

                Stock Fund                This fund invests in shares of
                                          Ceridian common stock.

                Equity Index Fund         This fund invests principally in
                                          a portfolio of common stock
                                          constructed and maintained with
                                          the objective of providing
                                          investment results which
                                          approximate the performance of
                                          the Standard and Poor's 500
                                          composite stock price index.

                Money Market Fund         This fund invests primarily in
                                          income producing short-term
                                          investments.

                Asset Management Fund     This fund is comprised of an
                                          actively managed, diversified
                                          portfolio that invests in three
                                          broad categories: equities,
                                          money market instruments, and
                                          other fixed income obligations.

                Bond Fund                 This fund invests in a
                                          diversified portfolio of foreign
                                          and domestic fixed income
                                          securities.

             Loans to Participants

             Under the Plan, loans to participants may be granted only for reasons of hardship, as defined. The amount borrowed is limited to the lesser of $50,000 or 50% of the participant's vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods not to exceed five years. The interest rate is determined by the Plan Administrator based on prevailing market conditions. Therefore, loans made at different times may bear different rates of interest due to changes in commercial interest rates.

             Trustee

             The assets of the Plan are administered under the terms of a trust agreement between Comdata and Bankers Trust of New York (the "Trustee").

             Plan Termination

             Although it has not expressed any intent to do so, Comdata has the right under the Plan Agreement to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan terminates, participants become vested in their accounts.

          2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Basis of Accounting and Use of Estimates

             Financial statements of the Plan are presented on the accrual
             basis of accounting.   The preparation of financial
             statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

             Changes in Presentation

             Prior year amounts have been reclassified to conform to the current year presentation.

             Income Recognition

             Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

             Investment Valuation

             Cash equivalents are stated at cost which approximates market value while marketable securities are recorded at market value, as established by the Trustee.

             Administrative Expenses

             Administrative expenses of the Plan are paid by the Company.


          3. INVESTMENTS

             The Trustee holds all of the Plan's investments and executes all transactions therein. Purchases and sales of securities are recorded on a trade date basis. The fair market values of assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are as follows:

                                                      1995           1994


               Ceridian Corporation Common Stock  $4,435,018     $       --
               Comdata Holdings Corporation               --      1,517,714
                Common Stock
               Equity Index Fund                   1,404,962        831,338
               Money Market Fund                     492,755        371,712
               Asset Management Fund               1,577,211      1,544,921
               Bond Fund                             924,953        862,077

          4. TAX STATUS

             The Plan is qualified under the IRC as exempt from federal income taxes. Effective July 1, 1993, the Plan was restated to incorporate the latest Plan amendments and to conform with the Tax Reform Act of 1986. The Plan, as restated, has received a favorable determination letter dated December 8, 1994. The Plan Administrator and legal counsel believe the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


          5. NUMBER OF PARTICIPANTS

             The number of participants in each investment program as of December 31, 1995 is as follows:


                                                        1995

                   Stock Fund                            822
                   Equity Index Fund                     573
                   Money Market Fund                     334
                   Asset Management Fund                 650
                   Bond Fund                             466

             The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.


          6. PARTY-IN-INTEREST

             Bankers Trust of New York, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

                                                                 SCHEDULE I
                            COMDATA HOLDINGS CORPORATION

                         401(K) SAVINGS AND RETIREMENT PLAN


             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  DECEMBER 31, 1995


                                  Description of
                               Investment Including
                                Maturity Date, Rate
      Identity of Issuer,          of Interest,
     Borrower, Lessor, or       Collateral, Par or                Current
         Similar Party            Maturity Value        Cost       Value



   * Ceridian  Corporation     Common stock          $2,153,172  $4,435,018

   * Bankers Trust             Equity Index Fund      1,056,882   1,404,962

   * Bankers Trust             Money Market Fund        492,755     492,755

   * Bankers Trust             Asset Management       1,305,473   1,577,211
                                 Fund

   * Bankers Trust             Bond Fund                811,438     924,953

   * Various plan              Participant loans -
      participants               payable up to five
                                 years, interest
                                 rates ranging from
                                 7.0% to 11.5%          112,672     112,672

                                  Total assets held
                                   for investment
                                   purposes          $5,932,392  $8,947,571


   * Represents a party-in-interest.


     See Independent Auditors' Report.

                                                                Schedule II


                            COMDATA HOLDINGS CORPORATION

                         401(K) SAVINGS AND RETIREMENT PLAN

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

             Series of Transactions in the Same Security Exceeding 5% of
                    Plan Assets at the Beginning of the Plan Year

                            Year Ended December 31, 1995



       Identity of Party                      Total        Total
           Involved/                       Dollar Value Dollar Value  Net Gain
      Description of Asset                 of Purchases   of Sales    or (Loss)

      BT Pyramid Equity Index Fund*          $ 419,581   $ 192,797    $ 36,929
           (Equity Index Fund)

      BT Pyramid Asset Management Fund*        333,671     637,608      67,733
           (Asset Management Fund)

      BT Pyramid Short & Intermediate          165,334     229,084      21,301
         Term Bond Fund*
           (Bond Fund)

      BT Pyramid Discretionary Cash Fund*    2,257,549   2,074,416          --
           (All Funds)

      Company Stock Fund*                    1,023,262     321,026     135,895

    *Since these transactions are with Bankers Trust of New York, the Plan's trustee, they are with a party-in-interest.


      See Independent Auditors' Report


                                      SIGNATURE



               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        COMDATA HOLDINGS CORPORATION
                                        401(K) SAVINGS AND RETIREMENT PLAN

                                   By:  Comdata Holdings Corporation,
                                           Plan Administrator


          Date: July 12, 1996      By:  /s/Russ Follis
                                        Russ Follis
                                        Senior Vice President, Human
                                        Resources and Administration

                                    EXHIBIT INDEX


               Exhibit                 Description                 Code


                23.01    Consent of Independent Auditors             E

                23.02    Consent of Independent Public Accountants   E



                Legend:(E)   Electronic Filing
                       (IBR) Incorporated by reference from previous filing